As filed with the Securities and Exchange Commission on February 2, 2005

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
ANNUAL REPORT

of the

Nordic Investment Bank
(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jon A. Solheim
Nordic Executive Director’s Office
International Monetary Fund
700 19th Street, N.W.
Washington, D.C. 20431

Copies to:

Ward A. Greenberg
Cleary Gottlieb Steen & Hamilton LLP
Main Tower, Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

* The registrant is filing this annual report on a voluntary basis.

FORWARD LOOKING STATEMENTS

          Certain of the statements contained in this Annual Report on Form 18-K, as amended (the “Amended 18-K”) may be statements of future expectations and other forward-looking statements that are based on management’s views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements, which are forward-looking by reason of context, the words "may, will, should, plans, intends, anticipates, believes, estimates, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, general economic conditions, including in particular economic conditions and markets, performance of financial markets, interest rates, currency exchange rates, changing levels of competition, changes in laws and regulations, changes in the policies of central banks and/or foreign governments, and general competitive factors, in each case on a local, regional, national and/or global basis. Nordic Investment Bank (“NIB”) assumes no obligation to update any forward-looking information contained in this Amended 18-K.

EXPLANATORY NOTE

          NIB, in connection with its Registration Statement under the Securities Act of 1933 (Schedule B), relating to Debt Securities and/or Warrants to Purchase Debt Securities, Registration No. 333-102986, hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2003 (the “Annual Report”) as follows:

          The following exhibit replaces Exhibit VI to the Annual Report in its entirety:

Exhibit VI	Statutes of NIB amended as of January 1, 2005

          The following additional exhibits are added to the Annual Report:

Exhibit VII	Agreement on the Nordic Investment Bank concluded among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden on February 11, 2004 (the “2004 Agreement”)

Exhibit VIII	Interim Report of NIB for the period ended August 31, 2004 and Recent Developments

Exhibit IX	Amendment No. 2, dated February 2, 2005, to the Selling Agency Agreement dated January 22, 1993 among NIB and the Agents referred to therein (the “Selling Agency Agreement”)

Exhibit X	Supplemental Agreement No. 1, dated February 2, 2005 to the Amended and Restated Fiscal Agency Agreement dated December 4, 2002 between NIB and Citibank N.A., as Fiscal Agent

Exhibit XI	Consent of Kristian Hallbäck, authorized public accountant

Exhibit XII	Consent of Torbjörn Hanson, authorized public accountant

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Nordic Investment Bank, has duly caused this amendment to its annual report on Form 18-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Helsinki, Finland on the 2nd day of February 2005.

By:	/s/ Jón Sigurðsson

Jón Sigurðsson President

Exhibit Index

Exhibit VI	Statutes of NIB amended as of January 1, 2005

Exhibit VII	Agreement on the Nordic Investment Bank concluded among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden on February 11, 2004 (the “2004 Agreement”)

Exhibit VIII	Interim Report of NIB for the period ended August 31, 2004 and Recent Developments

Exhibit IX	Amendment No. 2, dated February 2, 2005, to the Selling Agency Agreement dated January 22, 1993 among NIB and the Agents referred to therein (the “Selling Agency Agreement”)

Exhibit X	Supplemental Agreement No. 1, dated February 2, 2005 to the Amended and Restated Fiscal Agency Agreement dated December 4, 2002 between NIB and Citibank N.A., as Fiscal Agent

Exhibit XI	Consent of Kristian Hallbäck, authorized public accountant

Exhibit XII	Consent of Torbjörn Hanson, authorized public accountant